17 June 2009

Company Announcements Office
Australian Stock Exchange Ltd

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services."

ALLIED GOLD ACHIEVES 100,000th OUNCES PRODUCTION MILESTONE AT SIMBERI ISLAND

HIGHLIGHTS

Allied Gold Limited is pleased to announce it has produced the 100,000th ounce of gold at its flagship Simberi Island Oxide Gold Project in Papua New Guinea.

This achievement represents a significant milestone for Allied Gold and comes just 16 months after the first gold was produced at the Simberi Island project in February 2008.

This production landmark also caps an outstanding year of achievement for Allied in the face of challenging operating conditions and the global financial crisis.

Achievements since first production include:

- On track to achieve in excess of 70,000oz in FY2008-2009 whilst in ramp up phase.
- $US25 million Project Debt Facility retired 21 months ahead of schedule
- Residual hedge book reduced to less than 60,000oz.
- 45% increase in total Simberi Island Measured, Indicated and Inferred Resources to 4.7 Moz gold and 10Moz silver, comprising oxide gold resources of 1.4 Moz and sulphide gold resources of 3.3Moz
- Extension to Ore Reserve of 437,000 contained ounces.
- Remaining mine life extended to over 10 years.
- Scoping studies to assess expanding the Oxide processing capacity to 3.0M tonnes per annum
- Pre-feasibility study commenced for Sulphide Expansion project to potentially add a further 100,000ozpa by around December 2011
- Barrick Gold commenced AUD$20 million work program for Tabar Island exploration joint venture.
- Balance sheet strengthened with in excess of AUD$20.0M cash at bank.

Executive Chairman Mark Caruso stated "An enormous amount of hard work and effort has gone into developing the Simberi Gold Project, and it is a matter of great pride that we have successfully established such a robust, long life operation despite enormous external challenges. There is still work to be done to fully optimize the operations but I believe we are on the right track to achieve these objectives.

We believe the Simberi Gold Project, with its world-class resource base and highly prospective exploration tenements, provides Allied Gold with an outstanding platform to deliver terrific growth and value for our shareholders."

With commissioning and ramp-up of the initial Oxide operation effectively complete, and ongoing exploration success, Allied continues to assess the viability of an expansion to its existing oxide plant. Significant potential productivity benefits are possible with a rescaling of the plant and these are currently being scoped.

Allied is rapidly advancing pre-feasibility studies to exploit Simberi's extensive sulphide gold resources. The Sulphide Expansion Project is intended to increase the Simberi total annual production to approximately 200,000 oz by around December 2011.

Allied is also confident of continuing to rapidly grow its gold inventory in the Simberi region. Allied's exploration licences cover the entire Tabar Island Group in north-eastern Papua New Guinea, which shares the same geological setting as the world-class Lihir Island gold mine.

Allied's pre-eminent landholding and established production base in this rich and highly productive gold province leaves the company uniquely placed to participate in global industry consolidation. The Company is assessing growth opportunities both organic expansion and via potential merger and acquisitions to add substantial value for shareholders.

The potential of Allied's Tabar Islands holdings has been recognized by international mining giant Barrick Gold, which may earn up to a 70% interest in Allied's Tabar Islands licenses (excluding the Simberi Island mining lease) by funding up to $20 million of exploration over 8 years.

Executive Chairman Mark Caruso commented "The increasing number of mining and infrastructure projects that are currently being developed within PNG continues to reaffirm the confidence that international companies have in doing business within the region."

Yours faithfully
ALLIED GOLD LIMITED

Mark V. Caruso
Executive Chairman

For enquiries in connection with this release please contact:

Allied Gold Limited

Office of the Executive Chairman

+61 8 9353 3638 phone

+61 8 9353 4894 fax

Corporate Office

Frank Terranova – CFO

+61 7 3252 5911 phone

+61 7 3252 3552 fax

Board of Directors:

Mark Caruso
Executive Chairman & CEO

Monty House
Non Executive Director

Tony Lowrie
Non Executive Director

Greg Steemson
Non Executive Director

Frank Terranova
Executive Director & CFO

Peter Torre
Company Secretary

ASX Code: ALD
AIM Code: AGLD

Principal Office

34 Douglas Street
Milton, Queensland 4064

Telephone +61 7 3252 5911
Facsimile +61 7 3252 3552
Email info@alliedgold.com.au

Website: www.alliedgold.com.au

Postal Address

PO Box 2019, Milton 4064
Registered Office

Unit B9, 431 Roberts Road
Subiaco, WA 6008

Share Registry

Computershare Investor Services
Level 2,
Reserve Bank Building
45 St Georges Terrace
Perth, Western Australia
WA 6000

Competent Persons

The information in this Stock Exchange Announcement that relates to Mineral Resources, Project Financial modelling, Mining, Exploration and Metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr C.R. Hastings, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Hastings consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

The information in this Stock Exchange Announcement that relates to Ore Reserves has been compiled by Mr S Godfrey of Golder Associates who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Godfrey has had sufficient experience in Ore Resource estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Godfrey consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied Gold. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy

This communication is not a solicitation of a proxy from any security holder of Allied Gold, nor is this communication an offer to purchase or a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied Gold with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).